As filed with the Securities and Exchange Commission on February 9, 2021

Registration No. 33-87874

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F/A

Application for Deregistration of

Certain Registered Investment Companies

UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒

MUTUAL OF AMERICA INSTITUTIONAL FUNDS, INC.

(Exact Name of Registrant as Specified in Charter)

I.	General Identifying Information

1.	Reason fund is applying to deregister: Merger

2.	Name of fund: Mutual of America Institutional Funds, Inc.

3.	Securities and Exchange Commission File No.: 811-08922

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F? Amendment

5.	Address of Principal Executive Office: 320 Park Avenue, New York, New York 10022-6839

6.

Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form: Amy Latkin, 320 Park Avenue, New York, New York 10022-6839, 212-224-1840, amy.latkin@mutualofamerica.com

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act: Mutual of America Capital Management LLC, 320 Park Avenue, New York, NY 10022, 212-224-1600

8.	Classification of fund: Management company

9.	Subclassification if the fund is a management company: Open-end

10.	State law under which the fund was organized or formed: Maryland

11.

Provide the name and address of each investment adviser of the fund during the last five years, even if the fund’s contracts with those advisers have terminated: Mutual of America Capital Management LLC (the “Adviser”), 320 Park Avenue, New York, NY 10022

12.

Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated: Mutual of America Securities LLC, 320 Park Avenue, New York, NY 10022

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name and address: Not applicable

(b)	Trustee’s name and address: Not applicable

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)? No

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration? Yes

If Yes, state the date on which the board vote took place: April 30, 2020

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration? No

If No, explain: Approval of the shareholders was not required under Maryland Corporation Law or the Fund’s governing documents. Similarly, Rule 17a-8 under the Investment Company Act of 1940 did not require such approval, because no policy of the Funds that could not be changed without a majority vote of its shareholders is materially different from a policy of the Surviving Company; no advisory contract between the Funds and any its Adviser is materially different from that of the Surviving Company and its Adviser; uninterested directors of the Funds who were elected by its shareholders will comprise a majority of the uninterested directors of the Surviving Company; and any distribution fees paid by the Surviving Company pursuant to a plan are no greater than the distribution fees authorized to be paid by the Funds pursuant to such a plan.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation? Yes

(a)	If Yes, list the date on which the fund made those distributions: December 16, 2020

(b)	Were the distributions made on the basis of net assets? Yes

(c)	Were the distributions made pro rata based on share ownership? Yes

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio used and explain how it was calculated: Not applicable

(e)	Liquidations only: Not applicable

17.	Closed-end funds only: Not applicable

18.	Has the fund distributed all of its assets to the fund’s shareholders? Yes

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests? No

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities? No

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $302,705.50

(ii)	Accounting expenses: $155,000

(iii)	Other expenses (list and identify separately): $0

(iv)	Total expenses (sum of lines (i)-(iii) above): $457,705.50

(b)	How were those expenses allocated? All expenses were allocated to the Adviser

(c)	Who paid those expenses? The Adviser

(d)	How did the fund pay for unamortized expenses (if any)? Not applicable

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation? No

V.	Conclusion

24.	Is the fund a party to any litigation or administrative proceeding? No

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs? No

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger: Mutual of America Investment Corporation

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-05084

(c)

If the merger or reorganization agreement has been filed with the Commission, state the file number, form type used and date the agreement was filed: File number: 333-248229, Form Type: N-14, Date: August 21, 2020

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. Not applicable

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F/A application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Mutual of America Institutional Funds, Inc., (ii) he is the Chairman, President and Chief Executive Officer of Mutual of America Institutional Funds, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F/A application have been taken.

The undersigned also states that the facts set forth in this Form N-8F/A application are true to the best of his knowledge, information, and belief.

(Signature)

By:	/s/ James J. Roth
James J. Roth
Chairman, President and Chief Executive Officer